					EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Years ended September 30
	2007	2008	2009	2010	2011
EARNINGS

Income (loss) from continuing operations	$257	$87	$(240)	$88	$56
Income tax expense (benefit)	90	30	(83)	(13)	(53)
Interest expense	9	9	163	117	105
Interest portion of rental expense	20	20	25	26	25
Amortization of deferred debt expense	1	-	52	81	26
Distributions (less than) in excess of earnings
of unconsolidated affiliates	(5)	(10)	1	(2)	(12)
	$372	$136	$(82)	$297	$147

FIXED CHARGES

Interest expense	$9	$9	$163	$117	$105
Interest portion of rental expense	20	20	25	26	25
Amortization of deferred debt expense	1	-	52	81	26
Capitalized interest	2	-	3	2	-
	$32	$29	$243	$226	$156

RATIO OF EARNINGS TO FIXED CHARGES	11.63	4.69	(A)	1.31	(B)

(A) Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $325 million would have been required for the year ended September 30, 2009.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $9 million would have been required for the year ended September 30, 2011.